EXHIBIT 7


AVIALL

Eric E. Anderson
Chairman, President and
Chief Executive Officer

January 19, 1999



Eugene P. Conese, Sr.
Thomas R. Kincaid
Nolan Acquisition Partners
125 E. John Carpenter Freeway
Suite 190, L.B. 9
Irving, TX 75062

Dear and Tom:  [sic]

At their meetings on January 15th, the Compensation and Nominating Committee and the Aviall Board of Directors decided to make no changes in the size or composition of the Board.

As I have said several times, and as we communicated directly on December 21 when members of the Aviall Board received your presentation in New York City, I am always interested in meeting with you to discuss any specific ideas you have to enhance shareholder value.


Very truly yours,

/s/ Eric E. Anderson






Aviall, Inc., 2075 Diplomat Drive, Dallas, TX 75234-8999 U.S.A., 1-972-406-6600,
fax 1-972-406-2213



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